SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           Notification of Late Filing

                                                  Commission File Number 0-18954

(Check One)
/X/  Form 10-K and Form 10-KSB     / /  Form 11-K

/ /  Form 20-F      / /  Form 10-QSB    / /  Form N-SAR

     For period ended  June 30, 1996
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/ /  Transition Report on Form 10-K and Form 10-KSB
/ /  Transition Report on Form 20-F
/ /  Transition Report on From 11-K
/ /  Transition Report on Form 10-Q and Form 10-QSB
/ /  Transition Report on Form N-SAR

     For the transition period ended
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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION


Full name of registrant  Communications and Entertainment Corp.
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Former name if applicable
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Address of principal executive office (Street and Number) 1875 Century Park
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East, Suite 2130
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City, State and Zip Code  Los Angeles, CA 90067
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                                     PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

     /X/  (a)       The reasons described in reasonable detail in Part III of
                    this form could not be eliminated without unreasonable effort or expense;

     /X/  (b)       The subject annual report, semi-annual report, transition
                    report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     / /  (c)       The accountant's statement or other exhibit required by Rule
                    12b-25(c) has been attached if applicable.


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                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period (Attach extra sheet if needed.)

     During the fiscal year ended June 30, 1996, there occurred a change in control of the Registrant resulting in a complete change in the composition of the Board of Directors and executive management of Registrant. In addition, as part of the management transition, Registrant retained the services of a new Chief Financial Officer in June, 1996, immediately prior to the end of the 1996 fiscal year. As a result of these changes in the Board and the executive and financial management of Registrant, the Report of Form 10-K for the fiscal year ended June 30, 1996 could not be filed on the prescribed due date without unreasonable effort or expense as new management familiarizes itself with the business, legal and accounting functions of Registrant.

                                     PART IV
                                OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification.
            Howard J. Kerker                             212-921-2888
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                   (Name)                         (Area Code)  (Telephone)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, Identify report(s).
                                                               /X/  Yes  / /  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               / /  Yes  /X/  No
     If so: attach an example of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         Communications and Entertainment Corp.
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                  (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   September 26, 1996  By     /s/ Stephen R. Greenwald
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                         Stephen R. Greenwald, Chief Executive Officer